Exhibit 17.1
LAFFER ASSOCIATES
January 23, 2008
Mr. Norman E. Johnson
Chairman, President and Chief Executive Officer
CLARCOR Inc.
840 Crescent Centre Dr.
Suite 600
Franklin, TN 37067
Re:    Resignation
Dear Norm,
It is with great regret that I must resign from the Board of Directors of CLARCOR Inc. effective today, and to withdraw myself from consideration for re-election in March.
Over the past few months, several personal and professional matters have arisen that I did not anticipate when I joined the Board back in July. The resulting demands on my time will make it impossible for me to provide CLARCOR and its Board with the level of attention and participation that they rightfully expect and deserve.
I confirm that I had no disagreements with CLARCOR on any matter relating to the Company’s operations, policies or practices, and my resignation is motivated solely by personal reasons unrelated to the Company or its affairs. To the contrary, I believe CLARCOR is an exceptional company and its Board first rate, and I am disappointed not to be able to continue as a director.
I wish you and the rest of the Board nothing but the best.
Warmest Regards,

Arthur B. Laffer
2909 Boston Avenue, 2nd Floor, Nashville, TN 37203
PH: (615) 320-3989 FAX: (615) 320-3806